FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Lockhart, H. Eugene	2. Issuer Name and Ticker or Trading Symbol IMS Health Incorporated (RX )		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o IMS Health 1499 Post Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/15/02
(Street) Fairfield, CT 06430		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Deferred Share Units	(1)		A	V	764.42	A	(1)
Deferred Share Units	10/15/02		A		294.12	A	16.15	12857	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (Right to Buy)	17.70	07/08/02		A	V	9000		(2)	07/08/09	Common Stock	9000		9000	D
Option (Right to Buy)(3)	17.37	07/09/02		A	V	734		07/09/03	07/09/09	Common Stock	734		734	D
Option (Right to Buy) (3)	15.63	08/01/02		A	V	95		08/01/03	08/01/09	Common Stock	95		95	D
Option (Right to Buy) (3)	16.15	10/15/02		A		882		10/15/03	10/15/09	Common Stock	882		882	D

Explanation of Responses:

(1) Deferred Share Units were acquired during 2002 on various dates, between February 11 and August 1, in lieu of cash fees payable to the Reporting Person and upon deemed reinvestmment of dividend equivalents, at prices ranging from $15.63 to $22.25. Units will be settled following termination of the Reporting Person's service as a director, not later than the first business day of the calendar year following such termination, by delivery of one share for each unit being settled (and cash in lieu of any fractional shares).
(2) This option vests in three equal annual installments beginning on 7/8/2003.
(3) Stock options acquired pursuant to the IMS Health Incorporated Non-Employee Directors' Deferred Compensation Plan.

By: /s/ Alandra C. Murphy Attorney-in-Fact **Signature of Reporting Person	10/16/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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